UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of January 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

In compliance with the regulations promulgated under the Israeli Companies Law – 1999 (the “Law”), the Company published a notice in Israeli newspapers that its annual general meeting of shareholders (the “Meeting”) will be held on February 19, 2012 in Israel and that the record date for the determination of the holders of Jacada’s Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting will be January 9, 2012. At the Meeting the shareholders will be asked to vote on the following:

(1) To elect each of Messrs. Gideon Hollander and Yossie Hollander to the Company’s Board of Directors, or the Board of Directors, to serve as a Class III director for a three year term, until the third Annual General Meeting of Shareholders following the Meeting.

(2) To approve the appointment of Mr. Gideon Hollander to serve as active Chairman of the Board of Directors, or active Chairman, for a period of up to three years (assuming that he continues to serve on the Board of Directors throughout such time) while he concurrently continues to serve as co-Chief Executive Officer (or other principal executive officer) of the Company.

(3) To approve the compensation payable to Messrs. Gideon Hollander and Yossie Hollander.

(4) To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2011 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors, or the Audit Committee.

(5) To present and consider the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2010.

(6) To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

On or about January 13, 2012 the Company will send to its shareholders official notice of the Meeting and a proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	January 6, 2012